News Release
TSX:RMX | NYSE Amex:RBY March 9, 2010

Rubicon Provides F2 Gold System Update, Red Lake, Ontario
-drill intercepts include 0.27 oz/ton over 41.5 feet including 3.73 oz/ton over 1.6 feet 300 metres below recent 122-40 intercept -
-Level Plan interpretation shows large scale system with geological continuity-

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) is pleased to provide an update of the latest diamond drilling results from its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. New drill holes have intersected numerous high-grade and broad gold-bearing intercepts which further expand the F2 Gold System where approximately 108,500 metres of drilling has been completed to date (see news releases since March 12, 2008 and www.rubiconminerals.com for details). Ongoing exploration is part of a 158,000 metre drill program aimed at testing and infilling a 1200-metre by 1600-metre target area, referred to as the ‘9X drill plan’. Significant new drill results are summarized below and all new results are presented in Table 1 and Figures 1 and 2.

Southern Extension Area– new intercept 300 metres below 122-40.

Underground drill hole 122-46B intersected a wide gold zone grading 0.27 oz/ton gold over 41.5 feet (9.3 g/t gold over 12.7 metres), including a high grade section of 3.73 oz/ton gold over 1.6 feet (127.9 g/t gold over 0.5 metres) in target area 5. On Feb 3, 2010 Rubicon reported a significant new intercept in drill hole 122-40 grading 0.60 oz/ton gold over 46.9 feet (20.7 g/t gold over 14.3 metres). Drill hole 122-40 was a significant step out from 122-10 that returned 0.40 oz/ton gold over 147.3 feet (13.7 g/t gold over 44.9 metres) and contained numerous higher grade subintervals (see news release dated September 14, 2009). These holes outline a significant target area within the overall F2 Gold System that currently has a strike length of 230 metres, a depth extent of 358 metres and is open along strike to the south and to depth.

Central Area – gold zones extended 600 metres below main area of drilling

Underground drill hole 122-43 intersected 0.67 oz/ton gold over 11.5 feet (23.1 g/t gold over 3.5 metres) including a high-grade section of 2.17 oz/ton gold over 3.3 feet (74.5 g/t gold over 1.0 metres) in target area 2 (Figure 2). This hole continues to confirm the presence of substantial grades well below the core area of F2 drilling.

West Limb Area – Broad gold zones emphasize potential of new target area

Surface drill hole F2-85 intersected 0.13 oz/ton gold over 55.8 feet (4.5 g/t gold over 17.0 metres) including 1.21 oz/ton gold over 3.6 feet (41.6 g/t gold over 1.1 metres) in the area west of and parallel to the core, and southwestern target areas (Figures 1-4).

Release of Level Plans

Figures 3 and 4 present two representative level plans from the F2 Gold System at depths of 300 metres and 700 metres below surface, respectively. These plans are horizontal sections that show the ongoing interpretation of all drilling at these elevations. The level plans display the following:

1)
The geological units that host the gold mineralization can be correlated both laterally and vertically over considerable distances. These units are associated with multiple mineralized intercepts and zones. Zones such as the Core Zone and intercepts such as 122-10 and 122-40 exhibit considerable interpreted horizontal thicknesses.

2)	The lateral extent of the system identified to date suggests the presence of a large mineralizing system that is similar in scale to the large gold deposits in the district.

3)
Although significant additional drilling is required before the gold endowment of the F2 Gold System can be quantified, individual zones such as the Core Zone are similar in scale to those documented at the major producing mines in Red Lake.

4)
The overall distribution of gold mineralization suggests the influence of a regional cross cutting structure or structures that may be correlated with a major NNW trending fault corridor mapped at surface.

“Our drilling success rate to date is a reflection of our emerging understanding of the geological continuity of the gold system as represented by the level plans we are releasing today. Based on our experience, gained from over 108,000 metres of drilling, we plan to continue expanding the system limits as well as carry out delineation drilling as our 158,000 metre drill program continues” said David Adamson, President and CEO.

Table 1: Assay Results
Hole	Depth to centre of intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet
122-16	755	14.0	1.0	0.41	3.3
122-35	134	5.8	3.2	0.17	10.5
incl.	135	21.4	0.7	0.62	2.3
122-39	748	7.0	5.6	0.20	18.5
incl.	749	27.5	0.9	0.80	2.8
122-40	413	16.8	1.0	0.49	3.3
122-41	Anomalous
122-42	No significant assays
122-43	479	4.8	15.1	0.14	49.5
incl.	474	51.9	0.5	1.51	1.6
incl.	484	21.8	1.0	0.64	3.3
122-43	537	23.1	3.5	0.67	11.5
incl.	537	74.5	1.0	2.17	3.3
incl.	536	98.5	0.5	2.87	1.6
122-44	699	3.6	7.7	0.11	25.3
122-44	835	51.2	0.5	1.49	1.6
122-45	562	7.3	3.1	0.21	10.2
incl.	561	11.9	1.2	0.35	3.9
122-45	610	3.4	5.0	0.10	16.4
incl.	612	20.6	0.5	0.60	1.6
122-46B	772	9.3	12.7	0.27	41.5
incl.	768	127.9	0.5	3.73	1.6
HW-4	Anomalous
F2-82	Anomalous – Hole did not reach target
F2-83	310	3.4	3.0	0.10	9.8
F2-84	81	3.6	5.0	0.11	16.4
incl.	81	13.4	1.0	0.39	3.3
F2-84	108	5.8	8.0	0.17	26.2
incl.	107	10.2	3.0	0.30	9.8
F2-84	838	3.3	7.0	0.10	23.0
F2-85	308	15.6	1.0	0.46	3.3
F2-85	453	4.5	17.0	0.13	55.8
incl.	453	41.6	1.1	1.21	3.6
F2-85	481	3.0	10.0	0.09	32.8

Holes with the prefix ‘122’ were drilled from underground, all other holes are drilled from surface. Assays are uncut. Results satisfy the following criteria: >10.0 gram gold x metre product and >3.0 g/t gold.  A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.4% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Figure 2: Composite Long Section Looking Northwest and 9X Target Area Outlines

SW
NE
Mine Shaft
0 m
Lake Surface
-150 m
300m Level Plan
-350 m
-550 m
700m Level Plan
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
1
2
3
4
5
6
7
8
9
F2-84 3.6 / 5.0 Incl 13.4 / 1.0
122-35 5.8 / 3.2 Incl 21.4 / 0.7
F2-84 5.8 / 8.0 Incl 10.2 / 3.0
F2-85 15.6 / 1.0
F2-83 3.4 / 3.0
122-43 4.8 / 15.1 Incl 51.9 / 0.5 And 21.8 / 1.0
F2-85 4.5 / 17 Incl 41.6 / 1.1
122-40 16.8 / 1.0
F2-85 3.0 / 10.0
122-45 3.4 / 5.0 Incl 20.6 / 0.5
122-43 23.1 / 3.5 Incl 74.5 / 1.0 Incl 98.5 / 0.5
122-16 14.0 / 1.0
122-45 7.3 / 3.1 Incl 11.9 / 1.2
122-46B 9.3 / 12.7 Incl 127.9 / 0.5
122-44 3.6 / 7.7
122-44 51.2 / 0.5
F2-84 3.3 / 7.0
122-39 7.0 / 5.6 Incl 27.5 / 0.9
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63 14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
100
200
Metres

All data points on this figure satisfy the following cut off criteria: >10.0 gram * metre product and >3.0g/t gold.

Figure 3: Level Plan 5075 (300m below surface)

Phoenix Gold Project
5075 Level Plan
(±100m)
300m below surface
RUBICON MINERALS CORPORATION
Primary Rock Types
Mine Development
Au Mineralized F2 Corridor
West Limb Area
122-12 ZONE
CROWN ZONE
F2 CORE ZONE
FINO ZONE
Central & Deep Central Areas
122-10 Zone at depth
Hanging Wall Area
Southern Extension Area
122-40 Zone at depth
GOLD ZONE
Mine Shaft

Figure 4: Level Plan 4675 (700m below surface)

Phoenix Gold Project
4675 Level Plan
(±100m)
700m below surface
RUBICON
MINERALS CORPORATION
Primary Rock Types
Mine Development
GOLD ZONE
Au Mineralized F2 Corridor
122-17 Zone
Central & Deep Central Areas
West Limb Area
F2 Core Zone
F1 HG Zone
122-10 Zone
Hanging Wall Area
Southern Extension Area
122-40 Zone (Above)
Mine Shaft
0
50
100m

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues.  In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties.  As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.